10027890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Realty Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9211 Forest Hill Avenue, Suite 201
(No. and Street)

Richmond, (City) Virginia (State) 23235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin V. Goodman (804) 855-7660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company, LLP
(Name – *if individual, state last, first, middle name*)

4510 Cox Road, Suite 200 (Address) Richmond, (City) Virginia (State) 23060 (Zip Code)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robin V. Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Realty Capital Markets, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Fin Ops Principal
Title

Notary Public

JODY J. WRAY
Notary Public
Commonwealth of Virginia
7027991
My Commission Expires Oct 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Years Ended
December 31, 2009 and 2008

American Realty Capital Markets, LLC

American Realty Capital Markets, LLC

Contents

	Page
Report of Independent Auditors	1
Financial Statements	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Member's Capital	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplementary Information	
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c-3-1 Under the Securities Act of 1934 - Schedule 1	9
Securities Investors Protection Corporation Form SIPC-7T (Transmittal Assessment Reconciliation) - Schedule 2	10 - 11
Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	12 - 13

Goodman & COMPANY
Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Directors
American Realty Capital Markets, LLC

We have audited the accompanying balance sheets of ***American Realty Capital Markets, LLC*** as of December 31, 2009 and 2008, and the related statements of operations, changes in member's capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of ***American Realty Capital Markets, LLC***. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***American Realty Capital Markets, LLC*** as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 7 to the financial statements, the Company is undergoing a special examination by the Financial Industry Regulatory Authority (FINRA). Management has represented that they do not expect the FINRA examination to have a material effect on the Company's financial position or results of operations. However, this examination involves uncertainties, and the effect of any regulatory actions to be taken, if any, on financial position and results of operations cannot be predicted with any certainty at this time.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation, respectively. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company LLP

Richmond, Virginia
February 23, 2010

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph 804.282.7636
fax 804.282.1461

American Realty Capital Markets, LLC

Balance Sheets

December 31,		2009		2008
Assets				
Current assets				
Cash and cash equivalents	$	69,889	$	21,915
Prepaid expenses and other current assets		12,169		100
Total current assets		82,058		22,015
Property and equipment				
Office equipment		12,737		12,737
Less - accumulated depreciation		(6,732)		(4,032)
Property and equipment - net		6,005		8,705
	$	88,063	$	30,720
Liabilities and Members' Capital				
Current liabilities				
Accounts payable and accrued expenses	$	45,112	$	2,666
Members' capital				
Class A		409,836		239,836
Class B Preferred (stated at liquidation preference)		-		206,678
Retained earnings (deficit)		(366,885)		(418,460)
Total members' capital		42,951		28,054
	$	88,063	$	30,720

The accompanying notes are an integral part of these financial statements.

American Realty Capital Markets, LLC

Statements of Operations

Years Ended December 31,	2009	2008
Revenue	$ -	$ 38,007
Operating expenses		
Outside services	25,614	11,169
Professional fees	18,500	4,875
Licenses and permits	16,720	350
Insurance	8,301	25,042
Other operating expenses	6,880	16,221
Occupancy	2,700	8,292
Office supplies	850	1,509
Travel	519	14,904
Employee compensation and payroll taxes	19	59,416
Total operating expenses	80,103	141,778
Loss from operations	(80,103)	(103,771)
Other income		
Gain on sale of assets	-	686
Net loss	$ (80,103)	$ (103,085)

The accompanying notes are an integral part of these financial statements.

American Realty Capital Markets, LLC

Statements of Changes in Member's Capital

Years Ended December 31, 2009 and 2008

	Members' Capital		Retained	
	Class A	Preferred Class B	Earnings (Deficit)	Total
Balance - December 31, 2007	$ 237,170	$ 193,868	$ (302,565)	$ 128,473
Capital contribution	2,666	-	-	2,666
Preferred dividends - accrued undeclared dividends	-	12,810	(12,810)	-
Net loss	-	-	(103,085)	(103,085)
Balance - December 31, 2008	239,836	206,678	(418,460)	28,054
Capital contribution	170,000	-	-	170,000
Redemption of minority units	-	(206,678)	131,678	(75,000)
Net loss	-	-	(80,103)	(80,103)
Balance - December 31, 2009	$ 409,836	$ -	$ (366,885)	$ 42,951

The accompanying notes are an integral part of these financial statements.

American Realty Capital Markets, LLC

Statements of Cash Flows

Years Ended December 31,	**2009**	**2008**
Cash flows from operating activities		
Net loss	$ (80,103)	$ (103,085)
Adjustments to reconcile to net cash from operating activities:		
Depreciation and amortization	2,700	4,490
Gain on sale of property and equipment	-	(686)
Health insurance paid by member	-	2,666
Change in operating assets and liabilities, net	30,377	8,710
Net cash from operating activities	(47,026)	(87,905)
Cash flows from investing activities		
Proceeds from sale of property and equipment	-	15,000
Cash flows from financing activities		
Capital contributions	50,000	-
Proceeds from long-term borrowings	45,000	-
Net cash from financing activities	95,000	-
Net change in cash and cash equivalents	47,974	(72,905)
Cash and cash equivalents - beginning of year	21,915	94,820
Cash and cash equivalents - end of year	$ 69,889	$ 21,915
Supplemental disclosure of noncash items		
Accrued dividends on preferred stock	$ -	$ 12,810
Assumption of long-term borrowings by majority owner	$ 120,000	$ -
Proceeds from long-term borrowings held in escrow for redemption of Preferred Class B units	$ 75,000	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

American Realty Capital Markets, LLC (Company) is a Virginia limited liability company. The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934 and with the Financial Industry Regulatory Authority (FINRA).

The Company's primary business is to distribute private (Reg D) offerings to accredited investors of primarily real estate assets, typically as a 1031 tenant-in-common (TIC) replacement property, through a national network of broker dealers.

2. Summary of Significant Accounting Policies

Cash Equivalents

Cash equivalents consist of highly liquid investments with an initial maturity of three months or less when purchased.

Commissions

Commissions are recognized as income on an accrual basis when the commissions are earned by the Company.

Office Equipment

Acquisitions of office equipment are recorded at cost. Depreciation is provided over the estimated useful life of each class of depreciable assets, which is five years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Income Taxes

The Company has elected for income tax purposes to be treated as a partnership and, consequently, the members will report their proportional share of the income or loss of the Company on their individual income tax return. The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Virginia. The Company's federal income tax returns for the tax years 2006 and beyond remain subject to examination by the Internal Revenue Service. The Company's Virginia income tax returns for the tax years 2006 and beyond remain subject to examination by the Virginia Department of Taxation.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2010, the date the financial statements were available to be issued.

3. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3) (Rule). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 and 2008, the Company had net capital of $24,777 and $19,249, respectively, which was $19,777 and $14,249 in excess of its required net capital requirement of $5,000 for those respective years. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.82 to 1 as of December 31, 2009 and .14 to 1 as of December 31, 2008.

4. Related Party Matters and Commitments

The Company leased office space from an affiliate of a member and incurred approximately $8,000 of related lease expense for 2008. During 2008, the lease was terminated and all remaining obligations of the lease were satisfied.

During 2009, the Company entered into a cost sharing agreement with, Chess Law Firm, PLC (CLF), to reimburse CLF for expenses incurred by the Company and paid on its behalf. Expenses covered under this agreement include rent, telephone service, office supplies and postage. The Company recorded $10,150 of expenses payable to CLF as a result of this agreement during 2009. At year-end, this entire amount was included in accounts payable and accrued expenses.

CLF and the Company's sole member share common ownership.

5. Members' Capital

In March 2007, the Company amended its operating agreement and issued 7% cumulative Class B Preferred return shares for proceeds of $183,000. The Company recorded $23,678 of preferred dividends for the years ended December 31, 2008 and 2007. At any time after March 1, 2009, the Company had the option, but not the obligation, to redeem up to 50% of the Class B Preferred shares for an exit return of 20%, as defined in the Company's operating agreement.

As of December 31, 2009, there were 1,000 Class A and no Class B Preferred shares outstanding, following the redemption of Class B Preferred shares described in Note 6.

During 2008, a member of the company paid $2,666 on behalf of the Company for health insurance. This payment was considered a capital contribution to the Company.

6. Membership Interest Option Agreement

In June 2009, the Company's majority shareholder signed an option to sell its entire interest in the Company to an outside investor at a time of the investor's choosing but prior to the expiration of the option on January 31, 2010.

In exchange for this option, the majority shareholder received a non-refundable cash payment and the investor agreed to loan the Company $120,000 for the redemption of minority shareholders, and to obtain additional registrations to sell non-traded REIT securities in all 50 states and U.S. territories.

The Company issued notes payable to the investor per the terms of the option agreement in August 2009, and redeemed the Class B Preferred shares held by minority shareholders. This loan caused the Company to be in violation of the Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3), discussed in Note 3, for the 3rd quarter of 2009. To rectify this situation, the Company's sole member entered into an agreement in October 2009, with the investor, to purchase the notes issued by the Company at their face value, $120,000. The purchase of the Company's notes payable was considered a capital contribution by the member.

7. Contingency - FINRA Examination

In the 3rd quarter of 2009, the Company failed to meet the Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3) (Rule) due to the loans issued by the Company pursuant to the Membership Interest Option Agreement discussed in Note 6. This violation was corrected for the 4th quarter of 2009, however, the Financial Industry Regulatory Authority (FINRA) has determined that a special examination is necessary to review the violation of the Rule.

Management does not expect the FINRA examination will have a material effect on the Company's financial position or results of operations. Although management believes no material findings will result from this action, this examination involves uncertainties that may cause actual results to vary from expectations.

8. Subsequent Events

Subsequent to year end, the outside investor discussed in Note 6 exercised the option to purchase 100% of the membership interests of the Company. The closing date for this purchase is anticipated to be March 1, 2010.

* * * * *

American Realty Capital Markets, LLC

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule I

December 31, 2009

Net capital	
Member's equity	$ 42,951
Nonallowable assets	
Prepaid expenses	12,169
Property and equipment - net	6,005
	18,174
Net capital	$ 24,777
Aggregate indebtedness	
Accounts payable	$ 45,112
Minimum net capital required	
(the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 19,777
Ratio of aggregate indebtedness to net capital	1.82 to 1

Note There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2009.

The Company is exempt from the reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(i).

See report of independent auditors on supplementary information.

Schedule 2

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066902 FINRA DEC
AMERICAN REALTY CAPITAL MARKETS LLC 12*12
9211 FOREST HILL AVE STE 201
RICHMOND VA 23235-6874

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2 (not less than $150 minimum)) $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)
3/9/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Realty Capital Markets LLC
(Name of Corporation, Partnership or other organization)

Robin V Goodman
(Authorized Signature)

Fin Ops Principal
(Title)

Dated the 29TH day of Jan, 2010

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ______, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $______

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $______

2e. General Assessment @ .0025 $ 150.00

(to page 1 but not less than $150 minimum)

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
American Realty Capital Markets, LLC

In planning and performing our audit of the financial statements of ***American Realty Capital Markets, LLC*** (Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394

ph 804.282.7636
fax 804.282.1461

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richmond, Virginia
February 23, 2010